UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 16, 2026, Evotec SE (the “Company”) submitted Notifications of Major Holdings to Bundesanstalt für Finanzdienstleistungsaufsicht, pursuant to German Law, attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notification of Major Holdings (GS), dated January 13, 2026
99.2	Notification of Major Holdings (GS), dated January 09, 2026
99.3	Notification of Major Holdings (MAK), dated January 09, 2026

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Christian Wojczewski
Name: Christian Wojczewski
Title: Chief Executive Officer

Date: January 16, 2026